100 N. 18th Street
Suite 300
Philadelphia, PA 19103
t 202.778.6400
f 202.778.6460
www.schiffhardin.com

Cavas S. Pavri
202.724.6847
cpavri@schiffhardin.com

January 7, 2020
BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Moleculin Biotech, Inc.
Registration Statement on Form S-3
Filed December 23, 2019
File No. 333-235686

Dear Mr. Buchmiller:

This letter is being submitted on behalf of Moleculin Biotech, Inc. (“Company”) in response to the comment letter, dated January 6, 2020, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 filed December 23, 2019 (the “Original Registration Statement”).
For your convenience, we have repeated the comment prior to the response in italics.

Exhibit 3.1 – Amended and Restated Certificate of Incorporation of Moleculin Biotech, Inc.,
page II-2

1.     We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to clearly describe this provision and to describe any risks or other impacts on

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Securities and Exchange Commission
January 7, 2020

investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company proposes to add the following disclosure in the section “Description of Common Stock” of the Original Registration Statement:

“Exclusive Forum Provision.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, or our certificate of incorporation or the bylaws, and (iv) any action asserting a claim against us governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or Securities Act.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. In addition, these provisions could increase the costs to stockholders in bringing such claims. Alternatively, a court could find these provisions of our certificate of incorporation to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.”

The Company advises the Staff that it will make the above disclosure in its next Form 10-K filing, which is due on or before March 30, 2019, as well as in all future registration statements it files under the Securities Act.

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* * *
Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP
/s/ Cavas Pavri
By: Cavas Pavri

Enclosures

cc:	Jonathan P. Foster, Chief Financial Officer

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